Exhibit 99.2

Aracruz Celulose S.A.

Condensed Consolidated Financial
Information as of September 30, 2005 and
2004 and Report of Independent Registered
Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders

Aracruz Celulose S.A.

1.                                       We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries (the “Company”) as of September 30, 2005 and the related condensed consolidated statements of operations for the three-month and nine-month periods ended September 30, 2005 and 2004, and of changes in stockholders’ equity and cash flows for the nine-month periods ended September 30, 2005 and 2004, all expressed in United States dollars. These interim financial statements are the responsibility of the Company’s management.

2.             We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.             Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4.             We have previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein) and, in our report dated January 11, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Rio de Janeiro, Brazil,

October 7, 2005

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets - Unaudited

(Expressed in thousands of United States dollars, except number of shares)

	September 30, 2005	December 31, 2004
Assets

Current assets
Cash and cash equivalents	113,633	36,474
Short – term investments	523,202	412,110
Accounts receivable	195,742	208,336
Inventories, net	164,941	126,220
Deferred income tax, net	11,084	9,853
Recoverable income and other taxes	88,872	36,984
Other current assets	10,052	3,136

	1,107,526	833,113

Property, plant and equipment, net	2,077,086	2,133,896

Investment in affiliated company	266,781	273,890
Goodwill	207,050	207,050

Other assets
Long-term Investments	1,913	1,601
Advances to suppliers	60,276	50,685
Deposits for tax assessments	21,141	17,369
Recoverable income and other taxes	2,952	6,675
Other	3,998	5,379

	90,280	81,709

Total Assets	3,748,723	3,529,658

	September 30, 2005	December 31, 2004

Liabilities and Stockholders’ equity

Current liabilities
Suppliers	48,597	52,869
Payroll and related charges	20,146	15,486
Income and other taxes	39,736	42,123
Current portion of long-term debt
Related party	61,384	51,567
Other	169,769	89,706
Short-term debt - export financing and other	92,785	3,767
Accrued finance charges	10,835	7,894
Interest on stockholders’ equity payable	1,125	10,433
Other	5,734	961

	450,111	274,806
Long-term liabilities
Long-term debt
Related party	165,634	178,588
Other	893,715	1,044,140
Deferred income tax, net	86,841	50,645
Tax assessments and litigation contingencies	223,100	130,846
Suppliers	11,849	14,118
Other	24,163	21,928

	1,405,302	1,440,265

Minority interest	116	300

Stockholders’ equity
Share capital - no-par-value shares authorized, issued and outstanding Preferred stock
Class A – 2005 and 2004 – 38,022,178 shares	31,105	31,105
Class B - 2005 and 2004 – 539,141,243 shares	583,391	583,391
Common stock – 2005 and 2004 - 455,390,699 shares	297,265	297,265
Treasury stock
Class B preferred stock - 2005 - 1,966,314 shares; 2004 - 1,378,000 shares and Common stock - 2005 and 2004 - 483,114 shares	(2,639)	(2,288)

Total share capital	909,122	909,473

Appropriated retained earnings	748,728	619,527
Unappropriated retained earnings	235,344	285,287

	1,893,194	1,814,287

Total Liabilities and Stockholders’equity	3,748,723	3,529,658

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except

number of shares and per-share amounts)

(Unaudited)

	Three-month period ended September 30		Nine-month period ended September 30
	2005	2004	2005	2004
Operating revenues
Sales of eucalyptus pulp
Domestic	19,308	19,819	47,141	47,608
Export	350,921	323,355	1,035,355	908,172

	370,229	343,174	1,082,496	955,780
Sales taxes and other deductions	45,283	44,376	135,722	110,531

Net operating revenues	324,946	298,798	946,774	845,249

Operating costs and expenses (income)
Cost of sales	184,522	178,930	531,439	504,390
Selling	16,183	14,120	46,410	38,544
Administrative	8,782	7,482	22,718	23,113
Other, net	(4,442)	6,889	11,901	17,067

	205,045	207,421	612,468	583,114

Operating income	119,901	91,377	334,306	262,135

Non-operating (income) expenses
Equity in results of affiliated company	23,213	6,511	54,439	6,434
Financial income	(38,032)	(17,397)	(107,197)	(35,075)
Financial expenses	30,395	31,537	104,872	88,880
(Gain) loss on currency remeasurement, net	(10,479)	(179)	(28,912)	(8,659)
Other, net	(583)	(25)	(734)	(35)

	4,514	20,447	22,468	51,545

Income before income taxes	115,387	70,930	311,838	210,590

Income tax expense (benefit)
Current	(3,754)	30,597	78,111	35,658
Deferred	47,101	10,555	34,976	9,673

	43,347	41,152	113,087	45,331

Net income	72,040	29,778	198,751	165,259

	Three-month period ended September 30		Nine-month period ended September 30
	2005	2004	2005	2004
Basic and diluted earnings per share
Class A preferred stock	0.073	0.030	0.201	0.167
Class B preferred stock	0.073	0.030	0.201	0.167
Common stock	0.066	0.027	0.183	0.152

Weighted-average number of shares outstanding (thousands)
Class A preferred stock	38,022	38,024	38,022	38,086
Class B preferred stock	537,684	537,761	537,753	537,699
Common stock	454,908	454,908	454,908	454,908

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars

(Unaudited)

	Nine-month period ended September 30
	2005	2004

Cash flows from operating activities
Net income	198,751	165,259
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	157,642	155,830
Equity results of affiliated company	54,439	6,434
Deferred income tax	34,976	9,673
(Gain) loss on currency remeasurement	(28,912)	(8,659)
Loss on sale of equipment	1,000	223
Decrease (increase) in operating assets
Accounts receivable, net	4,389	31,550
Inventories, net	(38,721)	(15,185)
Interest on short-term investments	(61,223)	(65,737)
Recoverable income taxes	(38,539)	(7,958)
Other	(5,759)	(4,597)
Increase (decrease) in operating liabilities
Suppliers	(8,452)	(38,551)
Payroll and related charges	3,787	(2,019)
Tax assessment and litigation contingencies	52,694	21,090
Accrued finance charges	2,887	2,789
Other	3,845	12,071

Net cash provided by operating activities	332,804	262,213

Cash flows from investing activities
Short–term investments	36,987	(11,153)
Proceeds from sale of equipment	505	594
Investments in affiliate	(47,330)	(89,000)
Additions to property, plant and equipment	(102,222)	(69,801)

Net cash used in investing activities	(112,060)	(169,360)

The accompanying notes are an integral part of these consolidated financial statements.

	Nine-month period ended September 30
	2005	2004
Cash flows from financing activities
Short-term debt, net	97,587	(111,235)
Long-term debt
New Borrowings
Other	25,000	307,488
Repayments
Related parties	(41,041)	(42,331)
Other	(99,124)	(136,977)
Treasury stock	(351)
Dividends and interest on stockholders’ equity paid	(132,159)	(115,892)

Net cash used in financing activities	(150,088)	(98,947)

Effect of exchange rate changes on cash and cash equivalents	6,503	3,339

Increase in cash and cash equivalents	77,159	(2,755)

Cash and cash equivalents, beginning of the period	36,474	66,284

Cash and cash equivalents, end of the period	113,633	63,529

Supplementary cash flow information
Interest paid	51,286	59,748

Income taxes paid	155,743	33,294

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

(Unaudited)

	Nine-month period ended September 30, 2005		Nine-month period ended September 30, 2004
	Shares	US$	Shares	US$

Share capital
Preferred stock – Class A
Balance, January 1	38,022,178	31,105	38,137,170	31,199
Conversion to Class B stock			(113,162)	(93)

Balance, September 30	38,022,178	31,105	38,024,008	31,106

Preferred stock - Class B
Balance, January 1	539,141,243	583,391	539,026,251	583,297
Conversion to Class A stock			113,162	93

Balance, September 30	539,141,243	583,391	539,139,413	583,390

Common stock
Balance, January 1 and September 30	455,390,699	297,265	455,390,699	297,265

Treasury stock
Balance, January 1	(1,861,114)	(2,288)	(1,861,114)	(2,288)
Treasury stock acquired	(105,200)	(351)

Balance, September 30	(1,966,314)	(2,639)	(1,861,114)	(2,288)

Balance carried forward	1,030,587,806	909,122	1,030,693,006	909,473

The accompanying notes are an integral part of these consolidated financial statements.

	Nine-month period ended September 30, 2005		Nine-month period ended September 30, 2004
	Shares	US$	Shares	US$

Balance brought forward	1,030,587,806	909,122	1,030,693,006	909,473

Appropriated retained earnings
Investments reserve
Balance, January 1		482,013		240,509
Transfer from unappropriated retained earnings		93,747		2,574

Balance, September 30		575,760		243,083

Fiscal-incentive reserve
Balance, January 1		53,819		34,934
Transfer from unappropriated retained earnings		19,176		10,671

Balance, September 30		72,995		45,605

Legal reserve
Balance, January 1		83,695		58,803
Transfer from unappropriated retained earnings		16,278		630

Balance, September 30		99,973		59,433

Total balance, September 30		748,728		348,121

Unappropriated retained earnings
Balance, January 1		285,287		557,242
Net income		198,751		165,259
Dividends distribution		(119,493)		(122,720)
Transfer to appropriated retained earnings		(129,201)		(13,875)

Balance, September 30		235,344		585,906

Total stockholders’ equity	1,030,587,806	1,893,194	1,030,693,006	1,843,500

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Expressed in thousands of United States dollars, unless otherwise stated)

1                                           Summary of significant accounting policies

a)                                      The unaudited condensed consolidated interim financial statements of Aracruz Celulose S.A. (the “Company”) for the nine-month periods ended September 30, 2005 and 2004 are based upon accounting policies and methods consistent with those used and described in the Company’s annual report. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the first nine months of the year may not necessarily be indicative of the results to be expected for the entire year.

The unaudited condensed consolidated interim financial statements do not include all the disclosures required by US GAAP and therefore should be read in conjunction with the most recent annual financial statements.

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

In preparing the condensed consolidated interim financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company’s condensed consolidated interim financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, carrying values of goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations. Actual results may vary from estimates.

b)                                     The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated.   The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - “Foreign Currency Translation” (“SFAS 52”). The U.S. Dollar is used as the Company’s functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. Translation gains and losses are recognized in the income statement, rather than in shareholders’ equity; and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

2              Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for both 2005 and 2004.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Three-month period ended September 30		Nine-month period ended September 30
	2005	2004	2005	2004

Income before income taxes	115,387	70,930	311,838	210,590

Federal income tax and social contribution at statutory rates	39,232	24,116	106,025	71,601
Adjustments to derive effective tax rate:
Effects of differences in remeasurement from reais to U.S. dollars, using historical exchange rates and indexing for tax purposes:
Depreciation on difference in asset basis	30,346	35,999	77,880	8,905
Translation effect for the period	229	4,595	7,514	17,515
Fiscal incentive – income tax (*)	(8,708)	(9,690)	(8,708)	(10,671)
Results in subsidiaries with different tax rates	(13,115)	(13,260)	(44,255)	(42,705)
Interest on stockholdes´ equity	(1,268)		(23,241)
Other	(3,369)	(608)	(2,128)	686

Income tax expense in the consolidated statements of operations	43,347	41,152	113,087	45,331

(*)  See note 8.

The major components of the deferred tax accounts in the balance sheet are as follows:

	September 30, 2005	December 31, 2004

Assets (liabilities)
Tax loss carryforwards
Operations in Brazil	20,107
Deductible temporary differences	(4,436)	29,835
Other capitalized investments	(102,512)	(80,480)
Unrealized profits on intercompany transactions	11,084	9,853

	(75,757)	(40,792)

Current assets	11,084	9,853

Long-term liabilities	(86,841)	(50,645)

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

3                                        Accounts receivable, net

	September 30, 2005	December 31, 2004

Customers - pulp sales
Domestic	7,186	9,829
Export	170,284	185,505
Advances to suppliers	3,514	786
Other	18,858	16,078

	199,842	212,198
Allowance for doubtful accounts	(4,100)	(3,862)

Total, net	195,742	208,336

At September 30, 2005, two customers accounted for 54.7% of total customer receivables (45.8% at December 31, 2004) and no others accounted for more than 10%. One unaffiliated export customer is representing 43%.

4                                        Inventories, net

	September 30, 2005	December 31, 2004

Finished products	102,030	70,128
Raw materials	23,872	17,948
Spare parts and maintenance supplies, less allowance for loss of US$307 for 2005 (US$562 for 2004)	39,039	38,144

	164,941	126,220

5                                        Loans and Financing

(a)                                 Short-term debt - export financing and other

At September 30, 2005, the balance of short-term debt consisted principally of export financing (ACC/ACE) in the amount of US$ 89,860 (US$ 3,767 as of December 31, 2004) with interest rates ranging from 3.80% to 4.00%.

(b)           Long-term debt

	September 30, 2005	December 31, 2004

Denominated in Brazilian currency – BNDES term loans with varying interest rates; principally the “Long-term Interest Rate” (TJLP) plus 7.8% to 9.3% due 2005 to 2009	195,321	191,636

Denominated in foreign currencies BNDES Term loans – 9.68% (2004 – 10,41%), due 2005 to 2009	31,697	38,519
International Finance Corporation (IFC) - 6.37% (2004 – 5.44%) due 2007 to 2014	50,000	25,000
Securitization of export receivables – 5.98% to 7.05% due 2005 to 2012	740,530	783,500
Import financing – 3.82% to 7.08% (2004 – 2,06% to 7.08%), due 2005 to 2007	7,954	10,346
Pre-export financing – 4.43% to 6.33% (2004 - 2.42% to 4.80%) due 2005 to 2010	265,000	315,000

	1,095,181	1,172,365

Total	1,290,502	1,364,001
Less current maturities	(231,153)	(141,273)

	1,059,349	1,222,728

The long-term portion of the Company’s debt at September 30, 2005 becomes due in the following years:

2006	73,464
2007	336,627
2008	260,449
2009	144,910
2010 and thereafter	243,899

Total	1,059,349

6                                           Stockholders’ equity

Stockholders’ equity included in the financial information presented herein differs from that included in the Company’s statutory accounting records as a result of differences between the variations in the US dollar exchange rate and in the indexes mandated, in previous years, for indexation of the statutory financial statements, and of adjustments made to reflect the requirements of US GAAP. Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company’s statutory accounting records.

At September 30, 2005, the statutory reserves available for distribution as dividends, upon approval by the Company’s stockholders, amounted to the equivalent of US$ 948 million.

Basic and diluted earnings per share

Basic and diluted earnings per share (“EPS”) as of September 30, 2005 and 2004 as presented in the Company’s statement of income have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed below:

Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Class A and Class B preferred stocks do not have voting rights but have priority in the return of capital in the event the Company is liquidated and have the right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock.  Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

Earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock, while maintaining the Dividend Allocation between Class B preferred stock and common stock.   Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Allocation between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

The following presents the earnings per share calculations:

	Nine-month period ended September 30
	2005	2004

Net income	198,751	165,259

Less priority Class A preferred stock dividends	(1,386)	(1,079)

Less Class B preferred stock and common stock dividends up to a limit equivalent to the Class A preferred stock dividends on a per-share basis while maintaining the Dividend Ratio	(34,678)	(26,949)
Remaining net income to be equally allocated to Class A and Class B preferred stock and common stock while maintaining the Dividend Ratio	(162,687)	(137,231)

Weighted average number of shares outstanding (thousands)
Class A preferred	38,022	38,086
Class B preferred	537,753	537,699
Common	454,908	454,908

Basic and diluted earnings per share
Class A preferred	0.201	0.167
Class B preferred	0.201	0.167
Common	0.183	0.152

7                                           Contingencies and Commitments

(a)                                    Contingencies

(i)             Labor proceedings

At September 30, 2005, the Company had a total provision recorded of US$ 16.6 million (December 31, 2004 US$ 12.3 million ) based on the Court’s computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of US$ 6.9 million (December 31, 2004 US$ 5.6 million).

(ii)                                  Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. The Company has been contesting this notification and, at September 30, 2005, has placed approximately US$ 7.6 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, Company’s management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been recognized.

(iii)          PIS and COFINS contributions

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At September 30, 2005, the provision for contingencies included US$ 65.5 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz’s case, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003. As of September 30, 2005 the remaining balance amounted to US$ 25,031 (US$ 21,572 as of December, 2004) and is recorded in other current and long-term liabilities.

(iv)                              Value-Added Tax Credit

 In 2002, the Company took action in court against the government of the State of Espírito Santo to confirm the legal right to use its accumulated ICMS credits arising from fixed assets, raw material and other goods acquired for utilization in the process of pulp production. As of September 30, 2005, the balance recorded as a tax asset was US$ 118 million (US$ 128 million as of December 31, 2004), of which the amount of US$ 115 million had a provision for loss (US$ 125 million as of December 31, 2004).

In July 2005, the Company signed an agreement with the government of the Espírito Santo State, pursuant to which it was recognized the Company’s right to offset US$ 56.1 million of certain ICMS liabilities against accumulated credits, and the Company paid US$ 5.2 million ICMS tax debt in cash.

(vi)                              Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a preliminary Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 79.1 million as of September 30, 2005 (US$ 54.7 million to December 2004).

(vii)                          Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(viii)        Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the Company received a tax assessment notice relating to the deductibility of the social contribution in the calculation basis of income tax for 2000 and 2001. The existing provision was increased by US$ 1.5 million, resulting in a final provision of US$ 16.2 million.

In July 2005, the Company reviewed the base of calculation of the income tax for the periods covered in the assessment and decided to partially pay US$ 10.1 million of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended.

(ix)          Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment relating to the offsetting of tax losses for 2000 and 2001. The Company also received a tax assessment relating to 2000,

regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. The existing provision at September 30, 2005 is US$ 47.4 million.

The company has a judicial decision suspending the limitation on the use of tax losses to settle tax payables.

(xi)          Other

The Company has, based on an analysis of the disputes involved and consultation with its legal counsel, recorded additional provisions in the amount of US$ 13.7 million relating to several other legal disputes and has also made deposits in the amount of US$ 6.6 million in escrow accounts as of September 30, 2005.

(b)           Commitments

(i)            Indian Communities - Terms of settlement

The Company has been involved in an administrative claim regarding the enlargement of Indian reservations in an area owned by the Company. In April 1998, the Indian communities signed two Terms of Settlement recognizing the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that restricted expansion of the reservation to 2,571 hectares of land belonging to the Company. Additionally, the Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 6.1 million at September 30, 2005), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

If the Indian communities breach any of their obligations, Aracruz will be released from the obligations defined by the Terms of Settlement. Decrees approving the enlargement of the Indian reservations have extinguished the aforementioned administrative claim. As of September 30, 2005, the Company had donated to the Indian Associations approximately R$ 9.6 million – equivalent to US$ 4.3 million (R$ 8.8 million – equivalent to US$ 4.0 million up to December 31, 2004) under the Terms of Settlement.

8                                        Fiscal incentives

The Barra do Riacho operations are located within the geographic area of ADENE (Agency for the Development of the Northeast).  Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company had been entitled. Subsequently, through Decree Number 065/04, of March 11, 2004 ADENE nullified this notification, agreeing with the arguments of the Company.

During 2004, notifications with the objective of annulling the related tax benefits were issued by ADENE. The latest one that ratified the tax benefit cancellation was issued on December 29, 2004 – Decree no 149/05.

Subsequently, on January 3, 2005, the Company appealed to the National Integration Ministry, Minister in charge for ADENE, complaining the tax benefit incentive maintenance and the repeal of ADENE’s decision. Through notification no 150/05 of February 18, 2005,  ADENE denied this latest legal recourse made by the Company’s management.

On February 28, 2005, in connection with the nulling acts issued by ADENE in 2004, the Company received tax authorities notification requiring Aracruz to present, within a period of 5 days, documents, accounting records and explanations for fiscal years 2002 to 2004 in respect to the tax benefit incentive calculated by the Company during the related period.

In March 2005, Aracruz formally requested the cancellation of the tax inquiry of February 28, 2005 as well as a 60 day postponement of such tax inquiry requirements.

In May 2005, the Company took a new action in court, aiming to prevent the cancellation of the nulling acts issues by ADENE. An injunction was granted in August 2005, thus suspending the effects of those nulling acts.

Company’s management, based on the advice of external legal counsel, believes that ADENE’s decision does not invalidate the benefits recorded (R$ 142,858 on December 31, 2004, credited to “Capital reserve” account). Thus, no provisions for loss were booked for the amounts of the benefits recognized through those dates.

For 2005 year, the Company has not recognized any credit related to the fiscal incentive ADENE.

9                                        Sales geographical information

The Company’s exports from Brazil, classified by geographic destination, are as follows:

	Three-month period ended September 30		Nine-month period ended September 30
	2005	2004	2005	2004

North America	131,550	127,433	394,842	313,044
Europe	159,739	131,359	472,677	390,807
Asia	56,283	61,912	154,066	187,798
Other	3,349	2,651	13,770	16,523

Total	350,921	323,355	1,035,355	908,172

Sales to two unaffiliated customers represented 48% of net sales in 2005. One unaffiliated customers represented 30% in 2004.  No other individual customers represented more than 10% of net sales.

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